Exhibit 6

Execution Copy

EXHIBIT A

FORM OF NOTES

THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

ORCKIT COMMUNICATIONS LTD.

Senior Secured Promissory Note

Issuance Date: March __, 2013	Original Principal Amount: U.S. $[_____]1

FOR VALUE RECEIVED, Orckit Communications Ltd., an Israeli company (the “Company”), hereby promises to pay to [Hudson Bay IP Opportunities Master Fund LP] [Hudson Bay Master Fund Ltd.] or its registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, redemption or otherwise (in each case in accordance with the terms hereof).  This Senior Secured Promissory Note (including all Senior Secured Promissory Notes issued in exchange, transfer or replacement hereof, this “Note”) is issued pursuant to the Note Purchase Agreement (as defined below).  Certain capitalized terms are defined in Section (28).

(1)
MATURITY.  On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and accrued and unpaid Interest and accrued and unpaid Late Charges, if any, and the Holder shall surrender this Note to the Company immediately after such payment.  The “Maturity Date” shall be the earlier of (i) May 31, 2014 and (ii) the closing of the transactions contemplated by the Investment Agreement.

1 Insert dollar amount set forth opposite the Holder's name in column (3) of the Note Purchase Agreement.

(2)
INTEREST; INTEREST RATE.  Interest on this Note shall commence accruing on the Issuance Date at a rate per annum equal to the Interest Rate and shall be computed on the basis of a 365-day year and actual days elapsed.  Except as otherwise provided herein, Interest payable pursuant to this Note shall be payable in arrears on the last Business Day of each fiscal quarter during the period beginning on the Issuance Date and ending on such date all Principal hereunder has been paid in full to the Holder (each, an “Interest Date”) with the first Interest Date being June 30, 2013.

(a)
Notwithstanding the foregoing, on the Issuance Date, the Company shall make a prepayment of Interest to the Holder on account of the interest payable under this Note in the amount of $[____]2 (the "Prepayment Amount").  Such prepaid interest shall not be refundable in the event of an early redemption of this Note.

(b)
From and after the occurrence of an Event of Default, the Interest Rate shall be increased to the lesser of (i) twenty percent (20%) per annum and (ii) the maximum rate allowable by law.  In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

(3)	RIGHTS UPON EVENT OF DEFAULT.

(a)	Event of Default. Each of the following events shall constitute an “Event of Default”:

(i)
the Company's failure to pay to the Holder any amount of Principal (including, without limitation, upon any redemption) when and as due under this Note (a “Principal Payment Default”) or any amount of Interest or Late Charges when and as due under this Note (an “Interest Payment Default”);

(ii)
any default under, redemption of or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries (as defined in the Note Purchase Agreement), excluding the Indian Performance Bond (as defined below), exceeding $100,000 individually or in the aggregate;

(iii)
the Company or Corrigent, pursuant to or within the meaning of the Israeli Companies Ordinance [New Version], 1983, or Title 11, U.S. Code, or any similar Federal, foreign or state law for the in respect of creditors rights, reorganization or otherwise for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case of liquidation, (B) commences a proceeding of voluntary liquidation, (C) consents to the entry of an order for relief against it in an involuntary case, (D) consents to the entry of an order for relief against it in an involuntary proceeding of liquidation, (E) files any other petition or action for relief under any Bankruptcy Law, (F) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), or (G) makes a general assignment for the benefit of its creditors;

2 Insert dollar amount set forth opposite the Holder's name in column (5) of the Note Purchase Agreement.

(iv)
a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or Corrigent in an involuntary case, (B) appoints a Custodian of the Company or Corrigent, (C) orders the liquidation of the Company or Corrigent, or (D) effects the liquidation of the Company or Corrigent (an Event of Default described under clause (iii) or (iv) of this Section (3)(a) shall be referred to as a “Bankruptcy Default”);

(v)
a final judgment or judgments for the payment of money aggregating in excess of $100,000 are rendered against the Company or Corrigent and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $100,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(vi)	the Company breaches, in any material respect, any representation, warranty, covenant or other term or condition of any Transaction Document (as defined in the Note Purchase Agreement);

(vii)	any Material Adverse Effect (as defined in the Note Purchase Agreement);

(viii)
any material provision of any Transaction Document (excluding the Security Documents (as defined in the Note Purchase Agreement) and the Guaranties (as defined in the Note Purchase Agreement)) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document (excluding the Security Documents and the Guaranties);

(ix)	the Company or Corrigent shall fail to perform or comply with any covenant or agreement contained in the Security Documents to which it is a party;

(x)
any provision of the Security Documents or the Guaranties shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any Person party thereto, or a proceeding shall be commenced by the Company, by any governmental authority having jurisdiction over any of them or by any other Person seeking to establish the invalidity or unenforceability thereof, or the Company shall deny in writing that it has any liability or obligation purported to be created under the Security Documents or the Guaranties;

(xi)
any Security Document shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien ranking senior to all other Liens on the Collateral (as defined in the Security Agreement) in favor of each of the Secured Parties (as defined in the Security Agreement);

(xii)	any damage to, or loss, theft or destruction of Collateral, whether or not insured;

(xiii)	the Company is not generally paying its obligations as they become due;

(xiv)	all or substantially all of Company’s then business and prospects are assigned (whether by merger, sale of assets, operation or law or one or more other transactions);

(xv)	this Note shall no longer be a duly authorized, executed and delivered legal valid and enforceable obligation of the Company;

(xvi)	any material breach or failure in any material respect to comply with Section (11) of this Note; or

(xvii)	the occurrence of a Change of Control (a “Change of Control Default”).

Upon the occurrence of an Event of Default with respect to this Note, the Company shall within two (2) Business Days deliver written notice thereof via facsimile and email (an “Event of Default Notice”) to the Holder.

(b)
Redemption Right.  Subject to Section (7), at any time after the earlier of the Holder's receipt of an Event of Default Notice from the Company and the Holder becoming aware of an Event of Default and delivering an Event of Default Notice to the Company, if such Event of Default continues for (i) any amount of time in the event of a Principal Payment Default, a Bankruptcy Default, or a Change of Control Default; (ii) a period of at least three (3) Business Days after the Event of Default Notice in the event of an Interest Payment Default; or (iii) a period of at least eight (8) Business Days after the Event of Default Notice in the event of any other Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”, and such redemption, a “Event of Default Redemption”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem; provided, however, that upon the occurrence of a Bankruptcy Default, without notice to the Company or any further act by the Holder, all obligations then outstanding under this Note shall become due and payable automatically and immediately, without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Company.  Each portion of this Note subject to redemption pursuant to this Section (3)(b) shall be redeemed by the Company at a price equal to sum of (x) one hundred and twenty percent (120%) of the Outstanding Amount being redeemed and (y) the Make Whole Amount (the “Event of Default Redemption Price”).  Redemptions required by this Section (3)(b) shall be made in accordance with the provisions of Section (5).  To the extent redemptions required by this Section (3)(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

(4)	RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a)
Assumption.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section (4)(a) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note, including, without limitation, having a principal amount and interest rate equal to the principal amount and the interest rate of this Note and having similar ranking to this Note, and reasonably satisfactory to the Holder.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein.  The provisions of this Section (4)(a) shall apply similarly and equally to successive Fundamental Transactions.

(5)	HOLDER'S REDEMPTIONS.

(a)
Mechanics.  The Company shall deliver the applicable Event of Default Redemption Price to the Holder within four (4) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice (such date, the “Event of Default Redemption Date”).  In the event of a redemption of less than all of the Outstanding Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section (16)(d)) representing the outstanding Principal which has not been redeemed.  In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Outstanding Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid.  Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Outstanding Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section (16)(d)) to the Holder representing such Outstanding Amount.  The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Outstanding Amount subject to such notice.

(b)
Redemption by Other holders.  Upon the Company's receipt of notice from any of the holders of other Indebtedness for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section (3)(a) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice.  If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such six (6) Business Day period, then the Company shall first redeem all principal, interest and other amounts designated in such Redemption Notice before any redemption pursuant to such Other Redemption Notices received by the Company during such six (6) Business Day period.

(6)	OPTIONAL REDEMPTION AT THE COMPANY'S ELECTION.

(a)	At any time after the Issuance Date, the Company shall have the right to redeem all, or any portion, of the Outstanding Amount (a “Company Optional Redemption”).

(b)
If this Note is being redeemed in full pursuant to this Section (6) on or prior to July 1, 2013, it shall be redeemed by the Company in cash at a price equal to the Original Principal Amount (the “Company Optional Redemption Price”), even if an Event of Default Notice has been delivered prior to such Company Optional Redemption.

(c)
If this Note is being redeemed pursuant to this Section (6) after July 1, 2013, the Company Optional Redemption Price shall be equal to the Outstanding Amount being redeemed, provided, however, if on the Company Optional Redemption Date an Event of Default shall have occurred and be continuing beyond the applicable cure period, if any, then the Company Optional Redemption Price shall be equal to the sum of (x) one hundred and twenty percent (120%) of the Outstanding Amount being redeemed and (y) the Make Whole Amount.

(d)
The Company may exercise its right to require redemption under this Section (6) by delivering an unconditional and irrevocable written notice thereof by facsimile and email to the Holder (the “Company Optional Redemption Notice”).  The Company Optional Redemption Notice shall state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”), which date shall be no later than twelve (12) Business Days following the date of delivery of the Company Optional Redemption Notice. On the Company Optional Redemption Date, the Company shall deliver or shall cause to be delivered to the Holder the Company Optional Redemption Price in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company, provided, however, that if all or a portion of the Original Principal Amount shall be held in escrow on the Company Optional Redemption Date, then the delivery of the Company Optional Redemption Notice to the collateral agent on or prior to the Company Optional Redemption Date shall be deemed to satisfy the Company's obligation to deliver the Company Optional Redemption Price (up to the amount so held in escrow) to the Holder.  To the extent redemptions pursuant to this Section (6) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

(7)
EARLIEST REDEMPTION. Notwithstanding anything to the contrary in this Note, the Note cannot be redeemed by the Holder prior to the earlier of (i) July 1, 2013 and (ii) the fourth Business Day after the termination of the Investment Agreement, except in connection with an Event of Default Redemption in connection with a Bankruptcy Default or a Change of Control Default.  For the avoidance of doubt and the abundance of clarity, notwithstanding anything to contrary in this Note, if the Company shall redeem this Note in full and shall cause to be delivered to the Holder the Original Principal Amount in cash on or prior to July 1, 2013, then the Company's maximum obligation under this Note cannot exceed the Original Principal Amount plus the Prepayment Amount.

(8)
SECURITY.  This Note is secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Guaranties).

(9)
NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum or Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

(10)	VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law and/or expressly provided in this Note.

(11)	COVENANTS.

(a)	Rank. All payments due under this Note shall be senior to all other Indebtedness of the Company, other than Purchase Money Indebtedness.

(b)
Incurrence of Indebtedness.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and (ii) Permitted Indebtedness.

(c)
Existence of Liens.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d)
Restricted Payments.  The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than this Note), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

(e)
Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of the Ordinary Shares without the prior express written consent of the Holder.

(f)
Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries that, in the aggregate, do not have a fair market value in excess of $100,000 in any twelve (12) month period and (ii) sales of inventory in the ordinary course of business.  For the avoidance of doubt, the Company shall not, and the Company shall cause each of its Subsidiaries to not, sell, lease, license, assign, transfer, or convey any Collateral to a Subsidiary, whether a currently existing Subsidiary or a New Subsidiary (as defined below).

(g)
Intellectual Property. The Company shall not, and the Company shall not permit any of its direct or indirect Subsidiaries, directly or indirectly, to grant any license with respect to, or encumber or allow any Liens on, any of its copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of the Company and its direct or indirect Subsidiaries connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing, in each case, other than in the ordinary course of business.

(h)
Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of the Subsidiaries to mature or accelerate prior to the Maturity Date, other than Permitted Indebtedness.

(i)
Transactions with Affiliates.  The Company shall not, nor shall it permit any of its direct or indirect Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate (as defined in the Note Purchase Agreement), except as may be necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its direct or indirect Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an Affiliate thereof, as determined by the Audit Committee of the Company's Board of Directors.

(j)
Ordinary Course.  The Company shall not itself and the Company shall not permit, or otherwise consent to, any of its direct or indirect Subsidiaries, if any, to either directly or indirectly, in one or more related transactions, (i) redeem or repurchase any of their respective Equity Interests, (ii) declare, make or pay any dividend or distribution; (iii) in any manner, enter into or effect any issuance, sale, grant or other transfer, or, in any manner, be deemed to have entered into or effected any issuance, sale, grant or other transfer, of any of its Equity Interests; (iv) in any manner, change, amend or otherwise alter their respective currently issued Equity Interests, Indebtedness or any of their respective organizational documents; (v) in any manner, enter into or effect any sale, assignment, grant or other transfer or license, or, in any manner, be deemed to have entered into or effected any sale, assignment, grant or other transfer or license of, or in connection with, any of its assets or properties (including, without limitation any of their respective patents, patent applications or other Intellectual Property Rights (as defined in the Note Purchase Agreement); (vi) in any manner, enter into or effect any lien, encumbrance or other obligation, or, in any manner, be deemed to have entered into or effected any lien, encumbrance or other obligation on, or in connection with, any of its assets or properties (including, without limitation any of their respective patents, patent applications or other Intellectual Property Rights), (vii) enter into a Fundamental Transaction or (viii) grant, issue or sell any securities or rights to purchase stock, warrants, securities or other property that is convertible, exercisable or exchangeable into any Equity Interests, in each case, other than as contemplated by the Investment Agreement.

(k)
New Subsidiaries. Simultaneously with the acquisition or formation of any entity in which the Company, directly or indirectly, owns or acquires any of the share capital or holds or acquires an equity or similar interest (a “New Subsidiary”), the Company shall cause such New Subsidiary to execute, and deliver to the Holder, all Security Documents and Guaranties as requested by the Holder.  The Company shall also deliver to the Secured Parties an opinion of counsel to such New Subsidiary that is reasonably satisfactory to the Secured Parties covering such legal matters with respect to such New Subsidiary becoming a guarantor of the Company’s obligations, executing and delivering the Security Documents and the Guaranties and any other matters that the Secured Parties may reasonably request.

(l)
Preservation of Existence, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(m)
Maintenance of Properties, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, in all material respects all of its tangible properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times in all material respects with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder, unless the Company believes that it is in the best interests of the Company to do otherwise.

(n)
Maintenance of Insurance.  The Company shall maintain, and cause Corrigent to maintain, insurance with responsible and reputable insurance companies or associations with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(o)
Amendments to Transaction Documents.  So long as this Note remains outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, enter into, become or remain subject to any agreement or instrument, except for the Transaction Documents, that would prohibit or require the consent of any Person to any amendment, modification or supplement to any of the Transaction Documents.

(12)	PARTICIPATION. The Holder, as the holder of this Note, shall not be entitled to any dividends paid or distributions made to the holders of Ordinary Shares.

(13)	VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTE. The written consent of the Company and the written consent of the Holder shall be required for any change or amendment to this Note.

(14)
TRANSFER. This Note may not be offered, sold, assigned or transferred in whole, or in part, by the Holder prior to August 31, 2013, without the consent of the Company. After such date, subject to applicable securities laws, this Note may be offered, sold, assigned or transferred in whole, or in part, by the Holder without the consent of the Company, provided that prior notice thereof is provided to the Company.  Notwithstanding the foregoing, this Note may be sold, assigned or transferred in whole, or in part at any time to Networks3 or any other Affiliate of the Holder.  Any purported transfer in violation of this Section (14) shall be null and void.

(15)
REGISTRATION.  The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”).  The entries in the Register shall be conclusive and binding for all purposes absent manifest error.  The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary.  A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register.  Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section (14).

(16)	REISSUANCE OF THIS NOTE.

(a)
Transfer.  If this Note is to be transferred in accordance with Section (14), the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the written order of the Holder a new Note (in accordance with Section (16)(d)), registered in the Company's Register of Notes as the Holder may request in writing , representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section (16)(d)) to the Holder representing the outstanding Principal not being transferred.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this Section (16)(a), following redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)
Lost, Stolen or Mutilated Note.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section (16)(d)) representing the outstanding Principal.

(c)
Note Exchangeable for Different Denominations.  This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section (16)(d) and in principal amounts of at least $1,000 and multiples of $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)
Issuance of New Notes.  Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section (16)(a) or Section (16)(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note (subject, however, to any actions already taken under or with respect to this Note at any time prior thereto), and (v) shall represent accrued unpaid Interest and Late Charges from the Issuance Date.

(17)
REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  Amounts set forth or provided for herein with respect to payments, redemption and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(18)
PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect unpaid amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable attorneys' fees and disbursements.

(19)
CONSTRUCTION; HEADINGS.  This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof.  The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(20)
FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(21)
DISPUTE RESOLUTION. In the case of a dispute as to the determination of the fair market value or the arithmetic calculation of the applicable Redemption Price, the Company or the Holder (as the case may be) shall submit the disputed determinations or arithmetic calculations (as the case may be) via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Holder (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation (as the case may be) being submitted to the Company or the Holder (as the case may be), then the Company shall, within two (2) Business Days, submit via facsimile or email the disputed determination of the fair market value to an independent, reputable investment bank selected by the Company and approved by the Holder. The Company shall cause at its expense the investment bank to perform the determinations or calculations (as the case may be) and notify the Company and the Holder of the results no later than eight (8) Business Days from the time it receives such disputed determinations or calculations (as the case may be). Such investment bank’s determination or calculation (as the case may be) shall be binding upon all parties absent demonstrable error.

(22)	NOTICES; PAYMENTS.

(a)
Notices.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9 of the Note Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefor.

(b)
Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.  Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of the lesser of (i) twenty-five percent (25%) per annum and (ii) the maximum rate allowable by law, from the date such amount was due until the same is paid in full (“Late Charge”).

(23)
CANCELLATION.  After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(24)
WAIVER OF NOTICE.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Note Purchase Agreement.

(25)
GOVERNING LAW; JURISDICTION; JURY TRIAL.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

(26)
SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(27)	CURRENCY; TAXES; JUDGMENT CURRENCY.

(a)
Currency.  All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in U.S. dollars.  All amounts denominated in other currencies shall be converted in the U.S. dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.

(b)	Taxes

(i)
Any and all payments by the Company hereunder, including any amounts received in cash or in kind on a repayment or redemption of the Note and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, withholdings or similar charges, and all liabilities (including additions to tax, penalties and interest) with respect thereto, imposed under the Israeli Income Tax Ordinance [New Version], 1961, or any other applicable law (collectively referred to as “Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Taxes pursuant to any applicable law.  If the Company shall be required to withhold or deduct any Taxes from or in respect of any sum payable hereunder to the Holder in cash or in kind, (i) the sum payable shall be increased by the amount necessary to ensure that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this Section (27)(b)) the Holder would receive an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Company shall make such withholdings or deductions and (iii) the Company shall pay the full amount withheld or deducted to the Israeli government authority or other relevant governmental authority within the time required by applicable laws.

(ii)
In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration, enforcement or performance of, or otherwise with respect to, this Note (“Other Taxes”).

(iii)
The Company shall deliver to the Holder official receipts, if any, in respect of any Taxes and Other Taxes payable hereunder promptly after payment of such Taxes and Other Taxes, or such other evidence of payment reasonably acceptable to the Holder.

(iv)	The obligations of the Company under this Section (27)(b) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

(c)
Judgment Currency.  If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section (27)(c) referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i)
the date actual payment of the amount due, in the case of any proceeding in the courts of New York or Israel, as the case may be, or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section (27)(c)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(iii)
If in the case of any proceeding in the court of any jurisdiction referred to in Section(27)(c)(ii), there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.  Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

(28)	CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a)
“Business Day” means any day other than Friday, Saturday, Sunday or other day on which commercial banks in The City of New York or the State of Israel are authorized or required by law to remain closed.

(b)
“Change of Control” means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

(c)
“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(d)	“Corrigent” means Orckit-Corrigent Ltd., an Israeli company and wholly owned subsidiary of the Company.

(e)	“Eligible Market” means the Principal Market, The New York Stock Exchange, the NYSE Amex, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market.

(f)
“Equity Interests” means (a) all shares of share capital, capital stock (whether denominated as ordinary shares, preferred shares, common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

(g)
“Exchange Rate” means, in relation to any amount of currency to be converted into U.S. dollars pursuant to this Note, the U.S. dollar representative exchange rate as most recently published by the Bank of Israel and known at the time of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(h)
“Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) another Person, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (3) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Ordinary Shares, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) (other than the Holder or any of its Affiliates) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company, excluding the transactions contemplated by the Investment Agreement.

(i)	“GAAP” means United States generally accepted accounting principles, consistently applied.

(j)
“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

(k)
“Interest Rate” means (a) during the initial four months following the Issuance Date, one and a half percent (1.5%) per annum; and (b) following the lapse of four months after the Issuance Date, fifteen percent (15%) per annum.

(l)	“Investment Agreement” means the Strategic Investment Agreement, dated as of even date herewith among the Company, Corrigent and Networks3 Inc., a Delaware corporation (“Networks3”).

(m)	“Note Purchase Agreement” means that certain note purchase agreement dated the Subscription Date by and among the Company and the initial Holder pursuant to which the Company issued the Note.

(n)	“Ordinary Shares” means the ordinary shares, no par value, of the Company.

(o)
“Outstanding Amount” means the sum of (A) the portion of the Principal to be redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges.

(p)
“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(q)
“Permitted Indebtedness” means (A) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the Interest Rate hereunder, (B) Indebtedness secured by Permitted Liens, (C) Purchase Money Indebtedness, (D) Indebtedness to trade creditors incurred in the ordinary course of business, (E) extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be, (F) Indebtedness under (x) the Series A Notes governed by that certain Trust Agreement between the Company and Hermetic Trusts (1975) Ltd., as trustee, as amended and restated on July 2, 2012 and (y) the Series B Notes governed by that certain Trust Agreement between the Company and Mishmeret Trust Services Company Ltd., as trustee, as amended and restated on July 2, 2012, (G) Indebtedness under the promissory notes issued pursuant to the Investment Agreement, (H) Indebtedness under the Company’s $265,000 performance bond in favor of an Indian distributor (the "Indian Performance Bond") and (I) Indebtedness set forth in Section 3.17 of the Company Disclosure Letter (as defined in the Note Purchase Agreement).

(r)
“Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens securing the Company's obligations under the Note, (v) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (vi) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (v) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vii) Liens securing the Company's obligations under Purchase Money Indebtedness; (viii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (ix) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (x) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and mechanic’s Liens, carrier’s Liens and other Liens to secure the performance of tenders, statutory obligations, contract bids, government contracts, performance and return of money bonds and other similar obligations, incurred in the ordinary course of business, whether pursuant to statutory requirements, common law or contractual arrangements; (xi) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section(3)(a)(v); and (xii) Liens set forth in Section 3.17 of the Company Disclosure Letter to the extent that such Liens (except for the Lien created under that certain Custody Agreement, dated on or about the date hereof, between the Company and Wells Fargo Bank, National Association) do not encumber the Collateral.

(s)
“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity  and a government or any department or agency thereof.

(t)
“Make Whole Amount” means the amount of any interest that, but for an Event of Default Redemption or Company Optional Redemption, as applicable, would have accrued under this Note with respect to the principal amount of this Note being redeemed at the Interest Rate for the period from the Event of Default Redemption Date or Company Option Redemption Date, as applicable, through May 31, 2014.

(u)	“Principal Market” means the Tel Aviv Stock Exchange.

(v)
“Purchase Money Indebtedness” means Indebtedness used to acquire fixed assets for the Company or any of its Subsidiaries, obtained for the sole purpose of financing all or any part of the acquisition cost thereof, which may be secured by such assets, but is otherwise non-recourse to the Company and its Subsidiaries.

(w)	“Redemption Notices” means, collectively, the Event of Default Redemption Notices and the Company Optional Redemption Notice, and, each of the foregoing, individually, a Redemption Notice.

(x)	“Redemption Prices” means, collectively, the Event of Default Redemption Price and the Company Optional Redemption Price, and, each of the foregoing, individually, a Redemption Price.

(y)	“SEC” means the United States Securities and Exchange Commission.

(z)	"Security Agreement" means the Pledge and Security Agreement, dated as of even date herewith, between the Company, Corrigent and the Holder.

(aa)	“Subscription Date” means March 11,0 2013.

(bb)
“Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

(cc)
“Voting Stock” of a Person means share capital or capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

ORCKIT COMMUNICATIONS LTD.

By:
Name:
Title: